1900 K Street, NW Washington, DC 20006 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com

March 11, 2021

VIA EDGAR

Mr. Jason P. Fox
U.S. Securities and Exchange Commission (the “Commission”)
Division of Investment Management
100 F Street NE
Washington, DC 20549

RE:	Angel Oak Strategic Credit Fund (the “Fund”) (File No 811-23289)

Dear Mr. Fox:

Below please find the comment that the Fund received from you on March 3, 2021, in connection with your review, pursuant to the Sarbanes-Oxley Act of 2002, of the annual report to shareholders filed on Form N-CSR for the period ended January 31, 2020 of the Angel Oak Strategic Credit Fund. For your convenience, your comment has been reproduced followed by a response.

Comment:
Statement of Assets of Liabilities: Please either confirm in correspondence that there are no amounts to be disclosed or explain why amounts payable to (1) officers and directors, (2) controlled companies and (3) other affiliates have not been presented separately in accordance with Rule 6-04 under Regulation S-X.

Response:	The Fund confirms that there were no amounts payable to officers and directors, controlled companies or other affiliates for the period ended January 31, 2020.

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Should you have any questions or comments, please contact me at 202.261.3392.

Sincerely,

/s/ Matthew E. Barsamian

Matthew E. Barsamian